Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
William Lyon Homes:
We consent to the incorporation by reference in the registration statements (No. 333-190571) on Form S-8 and (No. 333-194517) on Form S-3 of William Lyon Homes of our report dated March 21, 2014, with respect to the consolidated balance sheets of William Lyon Homes and subsidiaries as of December 31, 2013 and 2012 (Successor), and the related consolidated statements of operations, equity (deficit) and cash flows for the year ended December 31, 2013 (Successor) and the periods from January 1, 2012 through February 24, 2012 (Predecessor) and February 25, 2012 through December 31, 2012 (Successor) which report appears in this annual report on Form 10-K of William Lyon Homes.

/s/ KPMG LLP

Irvine, California
March 21, 2014